Exhibit 99.6

[POPULAR, INC. LETTERHEAD]

[•], 2005

Dear fellow stockholders:

Popular, Inc. is pleased to offer its stockholders the right to subscribe for 10,500,000 shares of its common stock. This subscription offering is detailed in the enclosed Notice, Prospectus and Memorandum of Instructions.

Each stockholder will be entitled to purchase one share of common stock for every twenty-six shares of common stock held as of November 7, 2005, the record date. In addition, each stockholder may purchase additional shares subject to availability and certain limitations. Shares not purchased by our stockholders are expected to be sold to the public in an underwritten public offering. The subscription rights are non-transferable.

We have established an initial subscription price of $21.00 per share. This price must be used to determine the amount to be enclosed with the purchase order.

In the event that shares are sold in a public offering, the final price for the subscription offering will be the lesser of the public offering price determined in the underwritten offering and the initial subscription price. If the underwritten offering does not occur, the subscription price will be the lesser of (i) the initial subscription price and (ii) the average closing price at 4:00 p.m. New York City time of our common stock for the five trading days up to and including the expiration date of the subscription offering. Our stockholders will be refunded any difference between the initial subscription price and the final price. Under no circumstance will the price per share in the subscription offering exceed the initial subscription price.

We urge you to carefully read the enclosed materials. We must receive your completed order form and payment of the aggregate initial subscription price by 5:00 p.m. New York City time on December 19, 2005.

We greatly appreciate your support and continuous interest in Popular, Inc.

Sincerely,

RICHARD L. CARRIÓN Chairman of the Board, President and Chief Executive Officer